UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 9, 2025

ARES ACQUISITION CORPORATION II

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41691	98-1592112
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

245 Park Avenue, 44th Floor
New York, New York	10167
(Address of principal executive offices)	(Zip Code)

(310) 201-4100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one-half of one redeemable warrant	AACT.U	New York Stock Exchange
Class A Ordinary Shares, par value $0.0001 per share	AACT	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	AACT WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Furnished as Exhibit 99.1 to this Current Report on Form 8-K (this “Current Report”) and incorporated by reference is an investor presentation dated July 9, 2025 (the “Investor Presentation”), which will be used by Ares Acquisition Corporation II, a Cayman Islands exempted company (the “Company” or “AACT”), and Kodiak Robotics, Inc., a Delaware corporation (“Kodiak”), from time to time, with respect to the previously announced proposed business combination (the “Proposed Business Combination”) between AACT and Kodiak. The information contained in the Investor Presentation is illustrative summary information that should be considered in the context of the Company’s filings with the Securities and Exchange Commission (“SEC”) and other public announcements that the Company may make by press release or otherwise from time to time.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any registration statement, report or other document filed by the Company or Kodiak pursuant to the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Forward Looking Statements

This Current Report includes “forward-looking statements” including regarding AACT’s or Kodiak’s or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding: Kodiak’s and AACT’s expectations with respect to the future performance and the success of the combined company following the consummation of the Proposed Business Combination (the “combined company”); the expected benefits of the Proposed Business Combination; estimated total addressable markets for commercial trucking and public sector applications; estimated Kodiak Driver-as-a-Service Economics, including assumptions around costs per mile of a human driver, average cost of a human driver and expected customer cost savings; Kodiak’s operational and product roadmap, and its ability to produce and deploy the Kodiak Driver at scale; the regulatory landscape for the Kodiak Driver and complexities with compliance related to such landscape; the capitalization of the combined company after giving effect to the Proposed Business Combination; developments relating to Kodiak’s competitors and industry; Kodiak’s ability to successfully collaborate with business partners and customers; Kodiak’s future capital requirements and sources and uses of cash; expectations regarding Kodiak’s expansion plans and opportunities; and the completion of the $100.0 million contemplated PIPE investment. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the rapid evolution of autonomous vehicle technology and flaws or errors in Kodiak’s solutions or flaws in or misuse of autonomous vehicle technology in general; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of the Kodiak Driver; risks related to working with third-party manufacturers for key components of the Kodiak Driver; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the Proposed Business Combination with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date of this Current Report. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law.

In addition, this Current Report contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this Current Report includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the Proposed Business Combination, AACT and Kodiak filed a registration statement on Form S-4 with the SEC on May 14, 2025 (File No. 333-287278) (as may be amended from time to time, the “Registration Statement”), which includes a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the Proposed Business Combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the Proposed Business Combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the Proposed Business Combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this Current Report is not incorporated by reference into, and is not a part of, this Current Report.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the Proposed Business Combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, is set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This Current Report shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the Proposed Business Combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor Presentation dated July 9, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 9, 2025

ARES ACQUISITION CORPORATION II

By:	/s/ Anton Feingold
Name:	Anton Feingold
Title:	Secretary

JULY 9, 2025

Disclaimer Kodiak Robotics, Inc. (“Kodiak” or the “Company”) and Ares Acquisition Corporation II (“AACT”) are providing words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” this presentation and the accompanying oral remarks (collectively, the “Presentation”) to assist interested “plan,” “potential,” “project,” “seek,” “should,” “will,” “would” and similar expressions that predict or indicate parties in making their own evaluation with respect to a potential business combination of Kodiak and AACT future events or trends or that are not statements of historical matters, but the absence of these words does and related transactions (the “Proposed Business Combination”). The Presentation is for informational not mean that a statement is not forward-looking. These forward-looking statements include, but are not purposes only and is being provided to you solely in your capacity as a potential investor in the combined limited to, statements regarding: Kodiak’s and AACT’s expectations with respect to the future performance company resulting from the Proposed Business Combination. Any reproduction or distribution of this and the success of the combined company following the consummation of the Proposed Business Presentation, in whole or in part, or the disclosure of its contents, without the prior written consent of Kodiak Combination (the combined company ); the expected beneﬁts of the Proposed Business Combination; and AACT is prohibited. estimated total addressable markets for commercial trucking and public sector applications; estimated Kodiak Driver-as-a-Service Economics, including assumptions around costs per mile of a human driver, The distribution of this Presentation may also be restricted by law and persons into whose possession this average cost of a human driver and expected customer cost savings; Kodiak’s operational and product Presentation comes should inform themselves about and observe any such restrictions. The recipient roadmap, and its ability to produce and deploy the Kodiak Driver at scale; the regulatory landscape for the acknowledges that (a) it is aware that the United States securities laws prohibit any person who has material, Kodiak Driver and complexities with compliance related to such landscape; the capitalization of the combined non-public information concerning a company from purchasing or selling securities of such company or from company after giving effect to the Proposed Business Combination; developments relating to Kodiak’s communicating such information to any other person under circumstances in which it is reasonably competitors and industry; Kodiak’s ability to successfully collaborate with business partners and customers; foreseeable that such person is likely to purchase or sell such securities, (b) it is familiar with the Securities Kodiak’s future capital requirements and sources and uses of cash; expectations regarding Kodiak’s expansion Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the plans and opportunities; and the completion of the $100.0 million contemplated PIPE investment. These “Exchange Act”), and (c) it will neither use, nor cause any third party to use, this Presentation or any statements are based on various assumptions, whether or not identiﬁed in this Presentation, and on the information contained herein in contravention of the Exchange Act, including, Rule 10b-5 thereunder. current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, INDUSTRY AND MARKET DATA and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a deﬁnitive All information and opinions expressed in this Presentation, including market data and other statistical statement of fact or probability. Actual events and circumstances are difﬁcult or impossible to predict and will information, was obtained from or based on sources believed to be reliable as of the date of this Presentation differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. and has been provided in good faith. Neither Kodiak, AACT, nor any of their respective afﬁliates, directors, These forward-looking statements are subject to a number of risks and uncertainties, including changes in ofﬁcers, employees or advisers or any other person has independently veriﬁed the information in this business, market, ﬁnancial, political and legal conditions; the rapid evolution of autonomous vehicle Presentation and no representation or warranty, express or implied, is or will be given by any such person as technology and ﬂaws or errors in Kodiak's solutions or ﬂaws in or misuse of autonomous vehicle technology in to its accuracy or completeness of information in this Presentation or any other written, oral or other general; the inability of the parties to successfully or timely consummate the Proposed Business communications transmitted or otherwise made available to any party in the course of its evaluation of a Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to possible transaction. This Presentation includes certain data also based on the good faith estimates of Kodiak unanticipated conditions that could adversely affect the combined company or the expected beneﬁts of the and AACT, which are derived from their respective reviews of internal and independent sources. This Proposed Business Combination or that the approval of the equity holders of Kodiak or AACT is not obtained; Presentation contains preliminary information only, is subject to change at any time and is not and should not failure to realize the anticipated beneﬁts of the Proposed Business Combination; risks related to the rollout of be assumed to be complete. This Presentation does not constitute all the information necessary to Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s adequately evaluate and make an informed decision with respect to an investment in the Proposed Business business; supply shortages in the materials necessary for the production of the Kodiak Driver; risks related to Combination, any engagement with Kodiak and AACT or any other matter. Kodiak and AACT disclaim any duty working with third-party manufacturers for key components of the Kodiak Driver; risks related to the to update the information contained in this Presentation. Viewers of this Presentation should make their own retroﬁtting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or evaluation of the Proposed Business Combination or any other transaction and of the relevance and the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and adequacy of the information and should make other investigations they deem necessary. customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the Proposed FORWARD-LOOKING STATEMENTS Business Combination or in the future. This Presentation includes “forward-looking statements” including regarding AACT's or Kodiak's or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Additional information concerning these and other factors that may impact such forward-looking statements Forward-looking statements may be identiﬁed by the use of can be found in ﬁlings and potential ﬁlings by Kodiak, AACT or the combined company resulting from the Proposed Business Combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual Proprietary & Conﬁdential | 2

Disclaimer (continued) results could differ materially from the results implied by these forward-looking statements. There may be such documents are ﬁled with the SEC through the website maintained by the SEC at http://www.sec.gov. In additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are addition, the documents ﬁled by AACT may be obtained free of charge from AACT at immaterial that could also cause actual results to differ from those contained in the forward-looking www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of statements. These forward-looking statements are provided for illustrative purposes only and are not charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be deﬁnitive statement of fact or probability. accessed through the websites referenced in this Presentation is not incorporated by reference into, and is not a part of, this Presentation. In addition, forward-looking statements reﬂect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date of this Presentation. Kodiak and AACT anticipate that subsequent events and PARTICIPANTS IN THE SOLICITATION developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may AACT, Kodiak and their respective directors and executive ofﬁcers may be deemed to be participants in the elect to update these forward-looking statements at some point in the future, Kodiak and AACT speciﬁcally solicitation of proxies from the shareholders of AACT in connection with the Proposed Business Combination. disclaim any obligation to do so, except as required by law. These forward-looking statements should not be Security holders may obtain more detailed information regarding the names, afﬁliations and interests of relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date of this certain of AACT’s executive ofﬁcers and directors in the solicitation by reading AACT’s ﬁnal prospectus Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither related to its initial public offering ﬁled with the SEC on April 24, 2023, the deﬁnitive proxy Kodiak, AACT, nor any of their respective afﬁliates have any obligation to update this Presentation other than statement/prospectus, which will become available after the Registration Statement has been declared as required by law. effective by the SEC, and other relevant materials ﬁled with the SEC in connection with the Proposed Business Combination when they become available. Information concerning the interests of AACT’s participants in the In addition, this presentation contains certain information about the historical performance of Kodiak. You solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, is set forth in should not view information related to the past performance of Kodiak as indicative of future results. Certain the preliminary proxy statement/prospectus included in the Registration Statement. information set forth in this presentation includes estimates and targets and involves signiﬁcant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or NO OFFER OR SOLICITATION targets or that all assumptions relating to such estimates or targets have been considered or stated or that This Presentation shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in such estimates or targets will be realized. connection with the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the Proposed ADDITIONAL INFORMATION AND WHERE TO FIND IT Business Combination, nor shall there be any sale of any such securities in any state or jurisdiction in which This presentation is being made in respect of the Proposed Business Combination. In connection with the such offer, solicitation, or sale would be unlawful prior to registration or qualiﬁcation under the securities laws Proposed Business Combination, AACT and Kodiak ﬁled a registration statement on Form S-4 with the SEC on of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting May 14, 2025 (File No. 333-287278) (as may be amended from time to time, the “Registration Statement”), the requirements of the Securities Act of 1933, as amended. This communication is restricted by law; it is not which includes a prospectus with respect to the combined company’s securities to be issued in connection intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder be contrary to local law or regulation. meeting of AACT to vote on the Proposed Business Combination. AACT and Kodiak also plan to ﬁle other documents and relevant materials with the SEC regarding the Proposed Business Combination. After the TRADEMARKS AND TRADE NAMES Registration Statement is declared effective by the SEC, the deﬁnitive proxy statement/prospectus included Kodiak and AACT own or have rights to various trademarks, service marks and trade names that they use in in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be connection with the operation of their respective businesses. This Presentation also contains trademarks, established for voting on the Proposed Business Combination. SECURITY HOLDERS OF KODIAK AND AACT ARE service marks and trade names of third parties, which are the property of their respective owners. The use or URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS display of third parties’ trademarks, service marks, trade names, or products in this Presentation is not THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS intended to, and does not, imply a relationship with Kodiak or AACT, or an endorsement or sponsorship by or COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME of Kodiak or AACT. Solely for convenience, the trademarks, service marks and trade names referred to in this AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, COMBINATION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS in any way, that Kodiak or AACT will not assert, to the fullest extent under applicable law, their rights or the COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain right of the applicable licensor to these trademarks, service marks and trade names. free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once Proprietary & Conﬁdential | 3

Today’s Presenters Don Burnette Eric Chow Michael Wiesinger Allyson Satin Founder and CEO CFO COO COO, AACT Proprietary & Conﬁdential | 4

Kodiak to Go Public in Partnership with Ares Acquisition Corp. II

Ares Platform Expertise

- Ares Management Corporation ("Ares" | NYSE:ARES) is a global alternative asset manager with $546b+ of AUM
- Ares Acquisition Corporation II ("AACT" | NYSE:AACT) is a special purpose acquisition company with $556m cash-in-trust[(1)]
  - Unique opportunity as AACT is one of three SPACs with $300m+ of cash remaining in trust[(2)]
- Ares offers meaningful value creation capabilities for its investments:
  - Demonstrated track record accessing the public markets
  - Significant experience managing and growing publicly traded companies and
  - Dedicated portfolio management teams with experience across market cycles

Ares' Sponsorship & Deep Investing Experience[(3)]

10+ IPOs[(4)]
successfully brought to market

$90b+ invested[(5)]
in transportation, logistics and technology since inception

Ares & Kodiak Partnership

ARES

- 20+ year track record of value creation for public markets investors
- 6 listed vehicles and ~$65b in market cap[(6)]
- $30m of financing to Kodiak to support continued platform growth[(7)]

kodiak

- A leading autonomous trucking provider
- Customer-owned, driverless trucks making 24/7 deliveries today
- Seasoned team and deep bench including experience at autonomous industry pioneers

Ares and AACT Will Accelerate and Support Kodiak's Growth Plan

Note: As of March 31, 2025. AUM amounts include funds managed by Ivy Hill Asset Management, L.P., a wholly owned portfolio company of Ares Capital Corporation and registered investment adviser. (1) As of June 13, 2025. (2) SPAC Research as of 3/24/25, excludes SPACs with announced transactions. (3) Investment experience includes IPOs and invested capital from relevant investments made by Ares Private Equity, Ares Opportunistic Credit and Ares Direct Lending, including Ares Capital Corporation. (4) Represents IPOs or public market sales of ACOF portfolio companies from inception to date. (5) Represents total invested capital since inception across transportation, logistics, and technology related sectors by ACOF, ASOF, EDL as of 12/31/2024 and USDL as of 9/30/2024. (6) Includes the combined USD market capitalization of ARCC, ARDC, ARES, AACT, ACRE and GLP J-REIT as of 3/31/25. (7) Includes $10 million of Simple Agreements for Future Equity ("SAFEs") subsequently converted to Second Lien Convertible Notes and $20 million of Second Lien Convertible Notes.

kodiak
Proprietary & Confidential | 5

Value Creation Through Kodiak & AACT Partnership

kodiak

+

ARES ACQUISITION CORPORATION II

Significant Total Addressable Market Opportunity

$4+ trillion TAM[1] across commercial trucking and public sector opportunities – Kodiak's target applications

Compelling Tailwinds in Autonomous Trucking

Autonomy helps solve industry pain points, including chronic issues of driver shortage and rising costs, and we believe offers increased safety, efficiency, and ancillary benefits

Autonomous Trucking Business Generating Revenue Today with Strong Customer Traction

Customer-owned driverless trucks operating in the Permian Basin through partnership with Atlas Energy Solutions; Making deliveries across four active freight lanes with leading shippers and carriers

Single Technology Platform

Unified architecture leverages the same core software, hardware, and AI models across all deployments and use cases to maximize reliability, scalability, and efficiency

Value Creation through Near Term Capital Support from Ares & Existing Shareholders

Private financing raised from Ares, existing shareholders, and ARK Investments to support Kodiak's growth; 100% rollover from existing investors; $556 million AACT[2] cash-in-trust

(1) Verified Market Research, Road Freight Transportation Market Size and Forecast 2023-2031, July 2024. TAM presented is for the global road freight transportation market, which includes light commercial vehicles and heavy commercial vehicles, as of 2023. (2) As of June 13, 2025.

kodiak Proprietary & Confidential | 6

Kodiak Overview a Proprietary and Conﬁdential 2025 01

Kodiak delivers AI-powered autonomy that tackles some of the tough driving jobs that help keep the world moving. a Proprietary and Conﬁdential 2025 8

Transportation Faces Growing Challenges

Trucking is demanding and unforgiving—we believe rising costs, safety risks, and workforce shortages are straining the industry.

Labor Shortages & Workforce Challenges

Long hours, time away from home, and dangerous working conditions

Estimated **60k**[1] truck driver shortage as of 2023, with ~**1m** drivers needed between 2021 and 2030[2]

70+% annual turnover rate of driver pools for large truckload fleets[3]

Safety Risks

Fatigue, distraction, and extreme conditions increase risk

85+%[4] of truck crashes are caused by human error. From 2021-2023, large truck crashes resulted in over 15,000 deaths[5]

Rising Costs & Inefficiencies

Fuel costs, inefficient driving, and delays increase expenses

Since 2014, overall trucking costs are up **~33%**, driver wages are up **~68%**, and insurance costs are up **~39%**[3]

Strategic & Operational Pressures

71% of retailers target next-day or same-day delivery to meet consumer demand[6]



(1) Bobby Samuels, The Economic Factors Fueling the Trucker Shortage, Vision Magazine, June 27, 2024. (2) American Trucking Associations, Driver Shortage Update 2021, October 25, 2021. (3) American Transportation Research Institute, An Analysis of the Operational Costs of Trucking: 2024: Update, June 2024. Annualized turnover presented is as of 2023 for fleets with 251 trucks or more, and overall trucking costs, driver wages, and insurance costs comparison is from 2014 to 2023. (4) FMCSA, The Large Truck Crash Causation Study - Analysis Brief, July 2007. Data is from April 2001 to December 2003. (5) FMCSA, Motor Carrier Safety Progress Report Federal Motor Carrier Safety Administration, as of March 31,2024. (6) Retailer Industry Leaders Association and McKinsey & Company, Retail Speaks. Retailer delivery speed goals as of 2022.

kodiak

Proprietary & Confidential | 9

Autonomy is the Solution—Kodiak's AI Driver is *Operating Today*

The Kodiak Driver is an AI-powered autonomous system built to handle some of the world's toughest trucking jobs—delivering driverless technology that is safe, scalable, and commercially deployed today.

Kodiak Driverless Trucks are on the Road

Kodiak has launched fully-driverless operations with Atlas Energy Solutions, hauling goods up to 24/7

Revenue-Generating Autonomy

Leading shippers and carriers are paying Kodiak market rates to run freight using Kodiak-equipped autonomous trucks today

Real-World Operations

The Kodiak Driver has logged over 2.8m autonomous miles[1] across multiple environments and trucking applications

Customers are Ready

Industry leaders are eager to adopt Kodiak's driverless technology, moving beyond pilots to real operations kodiak

(1) Data as of June 13, 2025, by Kodiak and customer vehicles, inclusive of autonomous driving with Safety Driver present.

Proprietary & Confidential | 10

Delivering in a $4t+ Market that Keeps the World Moving Commercial Trucking Opportunity Kodiak Trucking Applications $4t+ $900b+ Global Commercial US Commercial (1) (2) Commercial Trucking Public Sector Trucking Market Trucking Market (1) Veriﬁed Market Research, Road Freight Transportation Market Size and Forecast 2023-2031, July 2024. TAM presented is for the global road freight transportation market, which includes light commercial Proprietary & Conﬁdential | 11 vehicles and heavy commercial vehicles, as of 2023. (2) American Trucking Associations, ATA U.S. Freight Transportation Forecast to 2035, January 2025. TAM presented is as of 2024.

A Business Model Tailored to Customer Operations Commercial Trucking Public Sector Kodiak Driver-as-a-Service Overview Integrating the Kodiak Driver into customer ﬂeets Per Mile License Fee R&D Funding & Revenue or Fee Per Vehicle Per Vehicle License Fee Services Operation and System Support Sustainment Services Expected Contract 4+ Years on Sustainment 3-4 Years per Truck Duration Services Variable Expense: Hardware cost, remote and on-site support, other Expenses Fixed Costs: R&D, S&M, G&A Asset-Light Business Model Balance Sheet Proprietary & Conﬁdential | 12

Kodiak’s AI-Driven Approach to Ground Autonomy—The Kodiak Driver AI-Driven Autonomy; Common Modular Single AI Driver Independent of HD Maps Technology Platform Hardware Highway Surface Streets Dirt Roads Off-Road (1) A uniﬁed virtual driver powered by Free from HD map constraints, A vehicle-agnostic self-driving Designed for easy maintenance parallel deep neural networks, our system is designed to see the system with redundant with no special training—faster to continuously learning across road, analyze its surroundings, safety-critical functions, built to replace than a tire, designed to domains for efﬁcient, scalable and drive based on real-time operate across multiple maximize system uptime. autonomy. perception—adapting to platforms—and operating today. construction, obstacles, and shifting lanes. (1) Subject to certain minimum speciﬁcations. Proprietary & Conﬁdential | 13

History of Reaching Major Milestones 2018 - 2021 2022 2023 2024 2025 APR ‘18 JUL ’19 JUN ‘22 OCT ‘22 MAR ‘23 DEC ‘23 JAN ‘24 MAY ‘24 JUL ‘24 SEP ‘24 MAR ‘25 Kodiak First SensorPods Awarded U.S. 24/6 Ford F-150 Launch of Gen6 Partnership MSA signed Driverless Surpassed 750 founded autonomous introduced DoD Program of DAL <> ATL unveiled - driverless-ready with Textron with Atlas Textron hours of commercial Record contract operations autonomous Systems for Energy Systems commercial truck platform delivery for autonomous off-road unmanned RIPSAW® M3 driverless in Texas Army ground vehicle for military vehicle unveiled operations vehicles DoD DEC ‘23 MAY ‘24 JUL ‘24 DEC ‘24 MAR ‘25 Houston First Kodiak, J.B. Delivered ﬁrst First 100 truck truckport commercial Hunt, and 2 driverless commitment established driverless Bridgestone Kodiak from Atlas with Ryder freight delivery collaboration Driver-equipped semi-trucks to Atlas Select Commercial (1) Partners (1) Kodiak has also announced partnerships with IKEA, Loadsmith, and Maersk, and has a number of other yet to be announced partnerships. Proprietary & Conﬁdential | 14

Real-World Impact and Demonstrated Market Leadership Autonomous (1) (1) Loads Delivered Miles Driven 7,300+ 2.8m+ Hours of Paid (2) (3) Network Size Driverless Operations 20k miles 1,900+ (1) Data as of June 13, 2025, by Kodiak and customer vehicles, inclusive of autonomous driving with Safety Driver present. (2) Network represents miles for Commercial Trucking and Public Sector routes operated by Kodiak. Proprietary & Conﬁdential | 15 (3) Data as of June 13, 2025.

Outpacing the Competition (1) (2) Autonomous 2.8m+ 3m+ Miles Driven Customer-Owned Driverless Trucks 4 0 (3) (4) Hours of Paid Driverless Operations 1,900+ — Quarterly (5) Cash Burn ~$19m ~$150m (1) Data as of June 13, 2025 by Kodiak and customer vehicles, inclusive of autonomous driving with Safety Driver present. (2) Aurora’s Q1 earnings released May 8, 2025. (3) Data as of June 13, 2025. (4) On May 1, 2025, Proprietary & Conﬁdential | 16 Aurora announced commencement of commercial driverless operations but has since clariﬁed certain of these operations include a safety driver in the cab. (5) Figures as of Q1'25. Quarterly cash burn deﬁned as cash ﬂow from operating activities less capital expenditures.

Kodiak is Focused on Efﬁcient Use of Partnerships to Manage Time and Costs No HD maps. Designed to see the road, analyze ● HD maps offer rich detail, but are expensive surroundings, and drive based on real-time to build and maintain, and require frequent Navigation perception updates Critical for off-road capabilities Third-party suppliers provide manufacturing and ● In-house development of LiDAR creates supply chain redundancies with economies of economy of scale constraints scale LiDAR ● Requires additional R&D and headcount expense Modular components provide accelerated path ● Limited commercialization ability due to to market design dependence on other OEM Integration Simpliﬁed maintenance designed to increase ● Slower execution timeline uptime Proprietary & Conﬁdential | 17 Statements on this slide reﬂect the opinions of Kodiak management and AACT only.

Kodiak’s Core Value: Safety First, and Always Kodiak’s Safety Case Framework Safety is the foundation of everything we build. It’s not an afterthought—it’s the driving force behind what we do and why we do it. Safety Culture Engineered Manufacturing & SMS to Drive Safely and Quality Kodiak’s Safety Case Framework is a structured approach that provides clear, evidence-backed reasoning for how we manage the risks of autonomous vehicle operations, fostering conﬁdence among customers, regulators, and the general public. Operationally Vigilant on Field Monitoring & Safe Cyber Security Continuous Improvement Proprietary & Conﬁdential | 18

Experience That Drives Innovation Don Burnette Andreas Wendel Michael Wiesinger Eric Chow Jordan Coleman CEO/Founder CTO COO CFO Chief Legal & Policy Ofﬁcer Gerhard Eschelbeck Zsuzsanna Major Jamie Hoffacker Tyler Rosengren CISO Chief People Ofﬁcer VP of Hardware VP of Marketing Proprietary & Conﬁdential | 19

Guided by Industry Leaders Kodiak’s Industry Advisory Council brings together trucking experts to advise on Kodiak's approach to autonomy, safety case development, commercial deployment, and regulatory challenges. Chad Dittberner Anne Ferro William Kruger SVP, Dry & Expedited Former Administrator, VP of Fleet Maintenance & FMCSA; Former President & Engineering Werner Enterprises CEO, AAMVA UPS Shannon Newton James Reed Brett Suma President Former VP Transportation, Founder & CEO Walmart; Former President & Arkansas Trucking Loadsmith CEO, USA Trucks Association Proprietary & Conﬁdential | 20

The Kodiak Driver at Work z Proprietary and Conﬁdential 2025 02

Coast-to-Coast Commercial Network Current lane network serves some of the most freight (1) dense lanes in the US Kodiak Facilities Daily Operations Operational Ready Lanes Announced customer relationships with some of (2) the country’s largest transportation providers (1) Network represents miles for commercial trucking routes operated by Kodiak. Proprietary & Conﬁdential | 22 (2) Kodiak has also announced customer relationships with IKEA, Loadsmith, and Maersk, and has a number of other yet to be announced relationships with major shippers and carriers.

Building the Roadmap for Autonomous Trucking—Together

Kodiak collaborates with fleet partners to integrate the Kodiak Driver into their operations through its **Partner Deployment Program**. This structured, multi-step framework provides a clear, strategic path for incorporating autonomous trucks into fleet operations and daily workflows.

Program Phases

- 360° Discovery
- Network & Value Assessment
- End-to-End Solution Definition
- Fleet & System Integration
- Customer Success Roadmap
- Rollout & Scale

Parallel Active Operations

- Partner with customers to deliver freight using Kodiak fleet and identify integration requirements
- Driverless deliveries utilizing Kodiak fleet
- Driverless deliveries with Kodiak Driver on partner fleets

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Proprietary & Confidential | 23

Scaling Driverless Trucks with Atlas Energy Solutions



Fountainhead

"We plan to be adding additional autonomous trucks to the fleet with the goal of going to a significantly higher number. We're really excited about what we've seen."

John Turner
Atlas, President and CEO

Atlas Energy Solutions

First Known Publicly Announced Driverless Trucks in Commercial Operations

- Solving operational challenges – Kodiak's driverless technology helps Atlas address challenges with driver recruitment, high labor costs, and demanding operating conditions, strengthening its competitiveness.
- Customer-owned driverless deployment – Atlas Energy Solutions operates its own fleet of Kodiak-equipped semi-trucks.
- Revenue-generating driverless operations today – delivering day and night in most weather conditions.
- Integrated with Atlas's 42-mile Dune Express conveyor system for end-to-end automation.
- Commitment from Atlas to order initial 100 trucks secured after Kodiak exceeded key performance and operational milestones in March 2025.

4	100	1,900+
Customer-Operated Driverless Semi-Trucks[1]	Initial Truck Commitment	Hours of Paid Driverless Operations[1]

(1) Data as of June 13, 2025.

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Proprietary & Confidential | 24

Kodiak and J.B. Hunt Move Freight Autonomously Between Dallas and Atlanta


J.B. HUNT
J.B. HUNT
BRIDGESTONE

- Long-haul autonomy in operation – The Kodiak Driver moves freight between Dallas and Atlanta, running beyond a single driver's 11 hours of service limit, enabling faster delivery.
- Integrated with J.B. Hunt's network – J.B. Hunt handles first- and last-mile delivery, with trailer transfers at Kodiak facilities.
- Shipper-backed deployment – Kodiak and J.B. Hunt's collaboration has moved freight for Bridgestone (SC to TX) and other major shippers (TX to GA).
- Demonstrated performance – Running 24 hours a day, four days a week, showing the reliability of autonomous trucking.(2)

150+ Loads Delivered(1)

DAL ‹ › ATL Lanes Operated

120k+ Miles Traveled(1)

(1) Loads delivered and miles traveled as of Feb 28, 2025. (2) Running hours include time necessary to refuel, receive maintenance, and pick up and drop off loads.

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Proprietary & Confidential | 25

Integrating ● Operational since 2022 – Currently running 24-hour (1) Autonomy Into autonomous trucking operations, four days a week. ● Integrated partnership – Werner is part of Kodiak’s Freight Operations Partner Deployment Program and Industry Advisory Council, helping shape the future of autonomous logistics. ● Expanding system capabilities – Working together to integrate Kodiak’s autonomous technology into Werner’s operations. ● Scalable operations – Hundreds of thousands of miles traveled and hundreds of loads delivered, demonstrating the impact of autonomous freight. DAL JAC Loads Lanes (2) Delivered Operated 250+ DAL ATL Miles (2) Traveled 200k+ (1) Running hours include time necessary to refuel, receive maintenance, and pick up and drop off Proprietary & Conﬁdential | 26 loads. (2) Loads delivered and miles traveled as of March 19, 2025.

Delivering Military Robotic Combat Vehicle (RCV) Program Ground Autonomy with Proven AI Kodiak was competitively selected and entered into a contract with the U.S. Army in October 2022 to deliver an end-to-end autonomous solution for the U.S. Army Robotic Combat Vehicle Program. ● Received ~$30m for the 3-year program to date. ● Completed real-world testing in off-road and combat-relevant environments, including California mountainous grassland, Texas desert, and Michigan snow. Proprietary & Conﬁdential | 27

Strategic Relationship to Support the DoD’s Autonomy Efforts ● Strategic Collaboration with an innovative provider of military ground vehicles to the DoD - Textron Systems is an active participant in multiple autonomy efforts within the DoD. ● Uncrewed Vehicle Operations - Integration with RIPSAW® M3, which has no room for a driver. “The collaboration between Textron Systems and ● Assisted Autonomy Flexibility - Assisted Kodiak demonstrates a transformative solution for Autonomy enables ﬂexible operations across the U.S. military, representing a major step forward operating domains. in delivering a mission-ready autonomous system. We believe our work together will help redeﬁne the future of uncrewed ground vehicles, bringing cutting-edge autonomous technology to our industry-leading vehicles.” David Phillips Senior Vice President, Air, Land and Sea Systems at Textron Systems Proprietary & Conﬁdential | 28

Technology Proprietary and Conﬁdential 2025 03

Single Technology Platform Kodiak’s integrated platform combines advanced software with modular hardware. AI Behind Modular Hardware Oversight and One Common the Wheel Built to Scale Integration Tools Technology Perception, planning, and SensorPods, compute, and Offboard systems for control for autonomous driving. safety redundancies. monitoring, validation, and ﬂeet operations. Driving Autonomy Across Applications Proprietary & Conﬁdential | 30

AI That Sees, Thinks, and Drives Advanced AI designed to drive in a wide range of environments - A single AI-powered driver operates across commercial trucking and public sector applications without retraining. Multi-Sensor Perception Scalable, Adaptable AI Iterative Development Kodiak AI treats all sensors—LiDAR, Modular design supports hardware A rigorous approach combining radar, and cameras—as equal, with an upgrades and sensor changes without real-world testing, simulation, and architecture designed to maximize the requiring full system retraining. validation informs continuous value of each data source without software improvement efforts. over-relying on a single sensor. Proprietary & Conﬁdential | 31

Modular Hardware Powering Driverless Operations



SensorPods
Perception Sensors
Redundant Steering
AI Compute Stack
Compute, Networking, Communications, Power Distribution, Cooling
Redundant Power
Redundant Braking
Actuation Control Engine (ACE)
Safety Critical Controller
Sensing + Thinking
Safety + Redundancy

SensorPods

Self-contained modules with LiDAR, radar, and cameras for perception. Patent-pending quick-disconnect attachment enables fast field swaps without specialized training, and is designed to maximize uptime and utilization.

Redundant Architecture

Redundant compute, sensing, power, and actuation promote safe and reliable driverless operation, even in the event of a partial equipment failure.

Actuation Control Engine (ACE)

Kodiak's safety-critical ACE provides real-time, redundant actuation for precise vehicle control. Designed with a universal interface using industry standards for efficient vehicle integration.

Ecosystem Approach

Kodiak partners with leading providers of sensors, compute, actuation, and power to accelerate deployment and improve efficiency.

kodiak
Proprietary & Confidential | 32

Versatile Autonomy Built For Scale

Efficient Integration

Modular design and custom calibration streamline upfit with minimal touch.

Proven Across Platforms

Integrated on four vehicle types, with the capability to retrofit new models in-house and scalable production with upfit partners, including Roush Industries.

Eco-System First Approach

Partnerships with OEMs, Tier 1 suppliers, and contract manufacturers enable scalable AV hardware production.

Meeting Customer Needs

Autonomy isn't one-size-fits-all. The Kodiak Driver is engineered to meet fleet preferences across OEMs, models, and configurations—and to haul a wide range of trailer types and weights.

Platform Integrations


Kenworth T680 (2018)


Ford F-150 (2023)


Peterbilt 567 (2024)


Textron Systems RIPSAW® M3 (2024)

Freight Hauling


MAERSK
Container Freight


Dry Van


Refrigerated Freight


Hopper Trailers

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Proprietary & Confidential | 33

Kodiak Services: Connecting Autonomy with Customer Operations Customer-Centric Approach - Built in collaboration with partners, Kodiak’s services complement customers’ existing operations rather than reinventing them—delivering maintainable, ﬂexible, and scalable autonomy solutions tailored to customer needs. Integrated with Customer Operations Offboard systems are built to connect with ﬂeet management, transportation management, yard operations, and smart trailer systems for easy adoption. Fleet Management & Control Supports real-time planning, reporting, over-the-air updates, and adaptable routing for routes not previously driven. Remote Assistance & Expanded Capability AI-guarded assistance enables low-latency, high-precision control, extending operations beyond autonomy’s Operational Design Domain (ODD) into unstructured environments. Proprietary & Conﬁdential | 34

Roadmap Proprietary and Conﬁdential 2025 04

Commercial and Product Roadmap

	2024	2025	2026	2027+
Commercial				
	Commercial Launch			
		Path to Gross Profit		
		Path to Scale & Self Funding		
		10's of Trucks Delivered	100's of Trucks Delivered	1,000's of Trucks Delivered
Product				
Validated Lanes	Few Lanes Off-Highway	+Many Lanes Off-Highway	+Few Lanes on Highway	+Many Lanes on Highway
Validated Trailer Configs	Dry Van, Refrigerated, Intermodal, Hopper	+Double Hopper (2x 40')	+Triple Hopper (3x 40') + Double Pup (2x 28')	+Triple Pup (3x 28')
Delivery Model	End-to-End to Select Customer Endpoints		End-to-End to Most Customer Endpoints	
Fleet Ownership	Kodiak owned	+Customer owned		
Daily Uptime	16+ hrs	18+ hrs	20+ hrs	22+ hrs
Truck Platform	Class 8 Sleeper Cab Redundant Platform		Class 8 Day Cab Redundant Platform	Multiple Class 8 OEMs and Vehicle Specs
Kodiak Driver Hardware	In-House AV Component Assembly	Contract Manufacturer for AV Components		Tier1 Hardware-as-a-Service AV Components
Kodiak Driver Integration	OEM Trucks with Kodiak Upfit	OEM Trucks with High Volume Upfit Partner		OEM Lineside Integration
Services	Remote Assist 1: Few	AI Agent Assist		Remote Assist 1: Many
	On-Site Support: High			On-Site Support: Low

kodiak

Past performance is not a guarantee of future results. There can be no assurance that historical trends will continue or that these results will be achieved.

Proprietary & Confidential | 36

Current Legal and Regulatory Structure Supports Deployment Regulatory approval in 24 states for driverless operations. Deployment Testing Allowed Silent Human Must Be Present Commercial AVs Only Under 10k lb Driverless Only Kodiak Operational Ready Lanes Proprietary & Conﬁdential | 37

Business Model Overview z Proprietary and Conﬁdential 2025 05

Business Model Commercial Trucking Public Sector Kodiak Driver-as-a-Service Overview Integrating the Kodiak Driver into customer ﬂeets Per Mile License Fee R&D Funding & Revenue or Fee Per Vehicle Per Vehicle License Fee Services Operation and System Support Sustainment Services Expected Contract 4+ Years on Sustainment 3-4 Years per Truck Duration Services Variable Expense: Hardware cost, remote and on-site support, other Expenses Fixed Costs: R&D, S&M, G&A Asset-Light Business Model Balance Sheet Proprietary & Conﬁdential | 39

Transforming Partner Economics

We believe Kodiak's autonomous solution can provide meaningful total cost of ownership benefits to end customers.

The Problem		The Kodiak Driver Solution
Limited Driver Hours per day 11-hour behind the wheel maximum[(1)]	»»	At least 2x as productive as a solo human driver
Rising Driver Costs ~68% increase in driver wages since 2014[(2)] (37% greater than inflation)[(3)]	»»	Efficient and more predictable "driver" costs
Driver Inefficiencies 16% empty mileage per trip[(2)] 50+% of all fleets reported more than one hour of idling per day[(4)]	»»	Enhanced fuel economy and reduced emissions through less idling and more optimal asset use
Driver Safety Over 15,000 people killed in crashes involving large trucks from 2021-2023[(5)]	»»	Insurance and maintenance cost savings through enhanced safety

Statements on this slide reflect the opinions of Kodiak management and AACT only.

kodiak

(1) FMCSA, *Summary of Hours of Service Regulations*, as of March 23, 2025. (2) American Transportation Research Institute, *An Analysis of the Operational Costs of Trucking: 2024 Update*, June 2024. Overall trucking costs, driver wages, and insurance costs comparison is from 2014 to 2023. (3) U.S. Bureau of Labor Statistics, CPI Inflation Calculator, May 2025. Cumulative inflation from January 2014 to December 2023 was 31%. (4) U.S. Department of Energy, *Fact #917: March 21, 2016 Work Truck Daily Idle Time by Industry*, March 21, 2016. Data presented is as of 2015. (5) FMCSA, *Motor Carrier Safety Progress Report Federal Motor Carrier Safety Administration*, as of March 31, 2024.

Proprietary & Confidential | 40

Kodiak Driver-as-a-Service Economics Per Mile License Fee Monthly / Annual License Fee per Vehicle Description Customers pay a license fee for the software Customers pay a monthly or annual license fee and supporting services on a per mile driven for the software and supporting services on a basis per vehicle basis Current driver costs Current Cost per Mile Avg. Annual Cost for customers (1) (1) $0.97 $341k of a Human Driver of a Human Driver Incremental cost savings ● Reduced Driver-Related Overhead for customers driven by ● Reduced Insurance Premiums Kodiak solution ● Reduced Fuel Cost Total expected savings for customers from Savings 15-35% Kodiak solution Target long-term gross margin proﬁle on a Blended Basis 60-80% Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or that these results will be achieved. (1) American Transportation Research Institute, An analysis of the Operational Costs of Trucking: 2024: Update, June 2024. Data as of 2023. Average Annual Cost of a Human Driver calculated by adding 2023 Driver Wages and Beneﬁts Proprietary & Conﬁdential | 41 which totals to $38.90 x Target Daily Operational Hours 24 x Target Operational Days per Year 365.

Potential Annual Recurring Revenue per Truck

Per Mile License Fees[1]

275 Annual Operating Days × **18** Operating Hours per Day × **45** MPH Avg. Speed = **~225k** Miles per Year

[**$0.97** Current driver cost per mile[2] + Driver Management/ Overhead, Fuel, and Insurance Costs] × **225k** Miles per Year Less **15–35%** Total Expected Customer Savings = **$150k–$190k** Run-rate Recurring Revenue per Truck

Monthly / Annual License Fee per Vehicle

[**$341k** Avg. Annual Cost of Human Driver[2] + Driver Accommodation, Driver Management/ Overhead, Fuel, and Insurance Costs] Less **15–35%** Total Expected Customer Savings = **$230k–$300k** Run-rate Recurring Revenue per Truck

Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested.
There can be no assurance that historical trends will continue or that these results will be achieved.

kodiak

(1) The assumed operational information is presented for illustrative purposes and may not reflect the actual output in a given period, or at all. (2) American Transportation Research Institute, An analysis of the Operational Costs of Trucking: 2024: Update, June 2024. Data as of 2023. Average Annual Cost of a Human Driver calculated by adding 2023 Driver Wages and Benefits which totals to $38.90 x Target Daily Operational Hours 24 x Target Operational Days per Year 365.

Proprietary & Confidential | 42

Kodiak Market Opportunity and Adoption Curve Potential Near-Term Adoption Curve for Kodiak Solutions Total number of Class 8 commercial trucks (including Class 8 (1) tractors and straight trucks) in the U.S. = ~4m % of TAM < 0.1% >1,000’s of Trucks < 0.01% 100’s of Trucks < 0.001% 0.0001% 10’s of Trucks (2) 4 Trucks Current End of 2025 End of 2026 2027 and Beyond Past performance is not a guarantee of future results. All investments involve risk of loss, including loss of principal invested. There can be no assurance that historical trends will continue or that these results will be achieved. (1) American Transportation Research Institute, An Analysis of the Operational Costs of Trucking: 2023 Update, June 2023. Total Class 8 trucks in 2021. (2) As of June 13, 2025. Proprietary & Conﬁdential | 43

Transaction Overview Proprietary and Conﬁdential 2025 06

Peer Valuations in Autonomous Vehicle Industry Valuation ($b) Oct-24: Post-money valuation after $5.6b funding round (1) $45.0 Trailing 6 month avg. market cap (2) $11.7 (3) $2.5 (1) As reported by Bloomberg, Alphabet’s Waymo Valued Above $45 Billion After Funding, October 31, 2024. (2) Aurora average of closing share price multiplied by shares outstanding over trailing 6 months,. Proprietary & Conﬁdential | 45 Source Capital IQ as of June 30, 2025. (3) Kodiak valuation based on Business Combination Agreement price.

Transaction Summary Kodiak is valued at a $2.5b pre-money equity value (1) (2) ● $556m of cash-in-trust plus $100m PIPE used to pay $50m of estimated transaction expenses and provide $606m of cash to the balance sheet (1)(3)(4) ● Existing shareholders roll 100% of interest and will own 77% of the post-SPAC equity (5) ● Private ﬁnancing raised from Ares, existing investors, and ARK Investments to support Kodiak’s growth ● 75m total earnout shares will become issuable to existing shareholders, in three equal tranches upon achievement of VWAP thresholds of $18.00, $23.00 and $28.00, respectively ● AACT will subject 50% of its founder shares (6.3m) to vesting at a VWAP trigger of $18.00 per share within the four-year Earnout Period ● One board seat and one board observer designated for Ares Select Kodiak Investors De-SPAC structure designed for alignment of interest (1) Assumes 0% redemptions. AACT total cash in trust and trust value per share as of 6/13/25. Does not account for additional accrued interest on cash in trust, which would increase the trust value per share at closing. (2) Excludes $12.5 million of fees payable to an advisor of Kodiak, which is expected to be satisﬁed by the issuance of shares of the combined company’s common stock. (3) Includes existing shareholders, including shares underlying Kodiak options and warrants, conversions of Simple Agreements for Future Equity (“SAFEs”) and conversion of Second Lien Convertible Notes; excludes earnout shares. Second Lien Convertible Notes convert at a 10% discount to the lowest PIPE price and Proprietary & Conﬁdential | 46 conversion value includes accrued PIK interest. Numbers may not tie due to rounding. (4) Assumes completion of contemplated $100 million PIPE. (5) As of March 31, 2025, Kodiak had cash and cash equivalents of approximately $49.4 million, pro forma for the funding of the private ﬁnancing entered into in connection with the business combination agreement.

Transaction Summary

Estimated Sources & Uses

Sources ($m)[1,2,3]	
AACT Cash in Trust	$556
Equity Rollover	2,500
AACT Sponsor	70
PIPE[4]	100
Total Sources	**$3,226**

Uses ($m)[1,2,3]	
Cash to Balance Sheet	$606
Estimated Transaction Expenses	50
Equity Rollover	2,500
AACT Sponsor	70
Total Uses	**$3,226**

Illustrative Pro-forma Valuation

$ in m except per share amounts

Trust Value per Share[1]	$11.26
Pro-Forma Shares Outstanding	288
Pro-Forma Equity Value	$3,244
Net Cash	(606)
Pro-Forma Enterprise Value[5]	$2,638

Illustrative Pro-Forma Ownership (%) at Closing



77.1% Equity Rollover[2]
17.1% AACT Public Shareholders
3.3% PIPE Investors[4]
2.2% AACT Sponsor
0.4% Kodiak Advisor[6]

(1) Assumes 0% redemptions. AACT total cash in trust and trust value per share as of 6/13/25. Does not account for additional accrued interest on cash in trust, which would increase the trust value per share at closing. Business combination consideration to be calculated based on the redemption price of public shares in connection with closing. (2) Includes existing shareholders, including shares underlying Kodiak options and warrants, conversions of Simple Agreements for Future Equity ("SAFEs") and conversion of Second Lien Convertible Notes; excludes earnout shares. Second Lien Convertible Notes convert at a 10% discount to the lowest PIPE price and conversion value includes accrued PIK interest. Numbers may not tie due to rounding. (3) Excludes $12.5 million of fees payable to an advisor of Kodiak, which is expected to be satisfied by the issuance of shares of Kodiak common stock. (4) Assumes: (i) completion of contemplated $100 million PIPE; and (ii) 50% of PIPE prices at discount. PIPE is priced at: (i) trust value per share; or (ii) 10% discount to trust value per share for investments of +$50 million. As of May 8, 2025, $60 million of PIPE investment has been committed. (5) Excludes debt outstanding as of 5/1/25. (6) Represents shares of the combined company's common stock to be issued at closing to an advisor of Kodiak in a private placement in settlement of $12.5 million of fees payable to such adviser.

kodiak

Proprietary & Confidential | 47

Summary Proprietary and Conﬁdential 2025 07

Why Kodiak

Kodiak is the only autonomous trucking company to deploy driverless units into customer fleets.

01 $4t+ TAM[(1)]

Significant TAM in target industries ripe for innovation

- Commercial Trucking
- Public Sector

02 Autonomous Tailwinds

Solving major challenges faced by customers in target industries

- Safety risks
- Labor shortage
- Rising costs
- Inefficient asset use

03 Revenue Generating

Trucks making autonomous deliveries today

- Customer-owned trucks in Permian Basin
- Making deliveries with leading shippers and carriers across extensive operational network with Kodiak's autonomous fleet

04 Single Technology Platform

Unified hardware and software architecture across deployments

- Reliable
- Scalable
- Efficient

05 Strong Customer Traction

Partner-first approach proving technology extensibility

- Atlas partnership
- OTR customer testing
- ~$30m received under DoD contract

06 Deep Management Bench

Led by autonomous and trucking industry veterans with significant experience across AI, Software, Hardware, and Operations kodiak

(1) Verified Market Research, Road Freight Transportation Market Size and Forecast 2023-2031, July 2024. TAM presented is for the global road freight transportation market, which includes light commercial vehicles and heavy commercial vehicles, as of 2023.

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Appendix z Proprietary and Conﬁdential 2025 08

Safety Proprietary and Conﬁdential 2025 09

Quantifying Safety with Probabilistic Risk Assessment Traditional automotive safety standards are powerful Our PRA uses Bayesian probabilistic modeling to tools for managing the risks of traditional automotive estimate the expected per-mile incident rate for components, but are an imperfect ﬁt for identifying and autonomous vehicles. quantifying the behavioral safety risks we encounter on-road. This modeling integrates multiple sources of data, including: Kodiak leverages the Probabilistic Risk Assessment (PRA), ● Real-world testing and operations ● Simulation and engineering analysis a technique reﬁned in the nuclear and aerospace ● ODD knowledge industries, to quantify safety. ● Other data PRA provides a rigorous, data-driven assessment of risk, supporting a measurable and justiﬁable path to deployment readiness, while helping to identify the highest-priority areas for improvement. PRA results are benchmarked against real-world, third-party human driver data to determine whether The PRA is fully reusable across verticals, supporting Kodiak’s system meets or exceeds human-level safety consistency in safety evaluation and enabling a performance. cross-vertical safety case. Proprietary & Conﬁdential | 52

Mapping Risk: Kodiak's PRA Model

Kodiak's PRA model breaks down risks into testable and measurable scenarios, starting broad and progressively narrowing into specific, quantifiable events like "pedestrian-in-lane exposures per mile."

This structured risk assessment enables a precise evaluation of our autonomy system's performance under real-world conditions.

By pinpointing key sources of risk, the PRA allows us to prioritize development towards the most critical scenarios, enabling Kodiak to develop a safe system with a small, focused team.

As Kodiak continuously expands and refines our PRA model, we systematically determine new engineering priorities, ensuring continuous refinement and ongoing safety improvements.



All Collisions
Vehicle
VRU
Autonomy
Fallback
Pedestrian
Emergency Braking
Oncoming Vehicle
Overtaking Vehicle
Static Vehicle
Intersection
Other

Illustrative example highlighting relative risk levels by type. Focusing on high-risk scenarios helps engineering prioritize development.

kodiak

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Prioritize the risks A Continuous Learning Flywheel Risk-informed engineering starts with uncertainty and Test & analyze assumptions. Using PRA, we identify and prioritize risks, the system guiding engineering efforts to mitigate them. Once improvements are made—through software, hardware, or risk model updates—we reanalyze residual risks, update PRA, and repeat the process. This iterative cycle enabled driverless operations in 2024 and now scales to new ODDs. By continuously monitoring, updating, and reﬁning safety, Kodiak maintains a live safety case, supporting real-time risk management. Proprietary & Conﬁdential | 54 Reduce exposure and/or improve performance Estimate the risks with PRA

Risk Factors Proprietary and Conﬁdential 2025 10

Summary Risk Factors Unless the context otherwise requires, references below to “we,” “us” or “our” refer ● We depend on our commercial agreements with Atlas Energy Solutions. to the business of Kodiak prior to the consummation of the Proposed Business ● AV technology presents the risk of signiﬁcant injury, including fatalities. Combination, which will be the business of the combined company and its ● The Kodiak Driver may not function as intended due to ﬂaws or errors in our subsidiaries following the Proposed Business Combination. Capitalized but software, hardware, and systems, product defects, or due to human error. undeﬁned terms have the meaning as set forth in the Registration Statement. ● Any ﬂaws or misuse of AV technology, whether actual or perceived, intended or inadvertent, by us or third parties, may adversely affect our business, Investing in us involves a high degree of risk. The risks and uncertainties set out ﬁnancial condition, and results of operations. below are a summary only and are not the only risks we face. See the section entitled “Risk Factors” in our Registration Statement, as well as other information ● We operate in a highly competitive market, and we may be unable to compete included in the Registration Statement for a more detailed discussion of factors effectively, including against competitors who may have greater resources. that you should consider carefully before making an investment decision. We may ● The Kodiak Driver-as-a-Service Economics may not materialize as expected. face additional risks and uncertainties that are not presently known to us, or that ● Our success is contingent on our ability to execute our Driver-as-a-Service or we currently deem immaterial, which may also impair our business or ﬁnancial DaaS business model, including by maintaining, managing, retaining, and condition. The following discussion should be read in conjunction with the expanding our existing customer relationships and obtaining new customers. Registration Statement, including ﬁnancial statements and notes to the ﬁnancial statements included therein. ● Recent and further changes in the tariff and trade policies of the United States or of other countries could increase manufacturing costs, decrease demand ● Autonomous vehicle (“AV”) technology is emerging and rapidly evolving and for our solution, disrupt supply chains, or otherwise adversely affect our involves signiﬁcant risks and uncertainties. business and ﬁnancial condition. ● We have incurred net losses since inception, and may not achieve or maintain ● We depend on the experience and expertise of our senior management team, proﬁtability. engineers, and certain other key employees. ● Our limited operating history makes it difﬁcult to evaluate our future ● We rely on our third-party suppliers, OEMs, upﬁtters, service providers and prospects and the risks and challenges we may encounter. partners, some of which are single or limited-source suppliers or providers of certain key components for, and services used in connection with, the Kodiak ● Our technology may have limited performance, and technology development Driver. and commercialization may take us longer to complete than we currently anticipate. ● We are subject to substantial regulations, including regulations governing motor carriers and autonomous vehicles. ● Any failure to commercialize our solution at scale may have an adverse effect on our business, ﬁnancial condition, and results of operations. ● We may not be able to adequately establish, maintain, protect, and enforce our technology and intellectual property rights or prevent others from ● We rely on a limited number of customers for a signiﬁcant portion of our unauthorized use of our technology and intellectual property rights. revenue. Proprietary & Conﬁdential | 56

Summary Risk Factors (continued) ● We may be subject to intellectual property infringement claims, which, ● Because AACT is incorporated under the laws of the Cayman Islands, in the whether meritless or not, may be expensive and time consuming to defend, event the Proposed Business Combination is not completed, you may face distract management, require us to pay signiﬁcant damages and limit our difﬁculties in protecting your interests, and your ability to protect your rights ability to use certain technologies. through the U.S. federal courts may be limited. ● A signiﬁcant portion of our historical revenue has come from our contracts ● AACT’s Sponsor, directors and executive ofﬁcers have agreed to vote in favor with the public sector, and our failure to receive and maintain government of the Proposed Business Combination, regardless of how our Public contracts or changes in the contracting or ﬁscal policies of the public sector Shareholders vote. may adversely affect our business, ﬁnancial condition, and results of ● AACT’s shareholders may be held liable for claims by third parties against operations. AACT to the extent of distributions received by them upon redemption of their ● We require signiﬁcant capital to fund our operations and growth. shares. ● Real or perceived inaccuracies in our assumptions and estimates to calculate ● AACT may amend the terms of the warrants in a manner that may be adverse certain metrics, including the Kodiak Driver-as-a-Service Economics and our to holders of warrants with the approval by the holders of at least 50% of the Cumulative Hours of Paid Driverless Operations. then-outstanding warrants. ● General business and economic conditions, and risks related to the trucking, ● If the Adjournment Proposal is not approved, and a quorum is present but an industrial, oil and gas and public sector ecosystems, may adversely affect our insufﬁcient number of votes have been obtained to approve the Business business, ﬁnancial condition, and results of operations. Combination Proposal, the AACT Board will not have the ability to adjourn the extraordinary general meeting to a later date in circumstances where such ● AACT’s shareholders will experience dilution due to the issuance of shares of adjournment is necessary to permit the Business Combination to be Kodiak Common Stock, and securities exercisable for or convertible into approved. shares of Kodiak Common Stock in connection with the Proposed Business Combination. ● The ability of AACT’s Public Shareholders to exercise redemption rights may prevent AACT from completing the Proposed Business Combination or optimizing its capital structure. ● AACT’s securities may be delisted from trading, which could limit investors’ ability to make transactions in such securities and subject AACT to additional trading restrictions. ● If the conditions to the Proposed Business Combination Agreement are not met, the Proposed Business Combination may not occur. Proprietary & Conﬁdential | 57